January 30, 2006

Mr. George F. Ohsiek, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street

Washington, D.C.

RE:         Asbury Automotive Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 14, 2005

File No. 001-31262

Dear Mr. Ohsiek:

We have reviewed the comments in your letter dated January 18, 2006 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (referred to as our “Annual Report”).  For your convenience, we have included the text of your comments appearing in italics prior to our response.

Financial Statements, page 57

1.  We note that you include the changes in your floor plan notes payable as an operating activity on the statement of cash flows.  Borrowings and repayments on floor plan notes payable for vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility.  When the lender is affiliated with the manufacturer, those borrowings and repayments for new vehicle inventory should be included in operating activities analogous to inventory financed with accounts payable.  See paragraph 23a of SFAS No. 95.  Also, note that rule 5-02(19)(a) of Regulation S-X requires separate and clear balance sheet display of amounts payable to trade creditors and amounts payable for borrowings.  Please advise or revise your financial statements of cash flows and balance sheets.

We have been aware of this issue for several months as the result of the correspondence that the Staff has had with the various other registrants in our industry.  We would like to go on record in saying that we agree with the arguments made by our peers as to why the presentation of all floor plan borrowings in operating activities was appropriate. We believe that their collective arguments were complete and therefore we have no additional arguments to make on the issue.  We also understand that the Staff did not agree with the reasoning presented in those arguments.

As a result, management has recommended to our Audit Committee and the Committee has approved the amendment of our Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”), our Form 10-Q for the quarter ended March 31, 2005, our Form 10-Q for the quarter ended June 30, 2005,  and our Form 10-Q for the quarter ended September 30, 2005 to classify borrowings and repayments for the purchase of vehicle inventory from lenders not affiliated with the manufacturer of the inventory in the financing activities section of our statements of cash flows and to separately disclose floor plan borrowings from lenders affiliated with the vehicle manufacturers from those unaffiliated with the vehicle manufacturers on our balance sheets.

In completing our restatement we would like to furnish to you the significant terms and conditions of our floor plan financing agreements that were in effect during the periods covered by our 2004 Form 10-K and those that are currently in effect and how we plan to present each form of borrowing and repayment in our restated cash flow statements.

During the periods covered by our 2004 Form10-K and through March 2005, we financed the acquisition of our new vehicle inventory through (i) an arrangement with DaimlerChrysler Financial Services North America, LLC (“DCFS”) for the acquisition of new DaimlerChrysler vehicles and the acquisition of new non-DaimlerChrysler vehicles; (ii) an arrangement with General Motors Acceptance Corporation (“GMAC”) for the acquisition of new General Motors vehicles and the acquisition of non-General Motors vehicles; and (iii) an arrangement with Ford Motor Credit Company (“FMCC”) for the acquisition of new Ford “family” vehicles and the acquisition of new non-Ford “family” vehicles.  In addition, under certain circumstances, each of these credit lines allowed us to finance used vehicle purchases.

Floor plan borrowings from FMCC and DCFS were individual notes payable specifically identifiable to each vehicle purchased and were due within three to five days of the sale of the vehicle.  Payments for the initial acquisition of inventory were made directly from the affiliated lender to the manufacturer and we did not have the ability to access these funds.  The arrangements were cancelable by either party with less than 90 days written notice.  Floor plan borrowings with GMAC were on substantially similar terms except the arrangement was cancelable by either party with 180 days written notice.

In March 2005, we entered into a committed credit facility with a syndicate of 17 financial institutions and FMCC and GMAC.  The terms and conditions of our agreements with FMCC and GMAC remained relatively unchanged (we only negotiated pricing of these existing facilities) and we terminated our relationship with DCFS.  We continue to finance the acquisition of all new Ford “family” vehicles with FMCC and the acquisition of all new General Motors vehicles with GMAC under these new agreements.  Floor plan financing for the purchase of all other vehicles, including used vehicle purchases, is provided by the syndicate.  Floor plan borrowings from the syndicate are individual notes payable specifically identifiable to each vehicle purchased and are due within 15 days of the sale of the vehicle.  Our lending agreement with the syndicate has a term of three years and allows for an indefinite series of renewals.

In addition, included in the syndicate is BMW Financial Services.  Because all of our borrowings and repayments under the syndicate are done through the lead bank (JP Morgan Chase, NA) and are then distributed among the other financial institutions within the syndicate by the lead bank, we do not believe that our BMW dealerships that borrow from the syndicate are borrowing from BMW Financial Services.   As a result, all borrowings and repayments with the syndicate are deemed to be done through a third party, independent of our vehicle manufacturers.

Based paragraph 23a of SFAS 95, our understanding of the presentation of borrowings and repayments of floor plan notes payable in our statements of cash flows is as follows:

•              Borrowings and repayments of floor plan notes payable for vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender and in operating activities when inventory is purchased from a manufacturer affiliated with the lender.

•              Borrowings and repayments of floor plan notes payable with an original maturity of three months or less for vehicle inventory purchased from a manufacturer unaffiliated with the lender may be shown net in financing activities; however, separate “gross” presentation is also permitted.

Assuming that our understanding of the above is correct, we will present our borrowings and repayments of floor plan notes payable as follows:

•              All borrowings and repayments associated with purchases of new vehicles at our Ford dealerships for all years, our General Motors dealerships for all years and our DaimlerChrysler dealerships for the period from 2002 through March 2005 will be presented net in operating activities.  This activity will be shown net as the borrowings are considered accounts payable and the correct presentation of changes in accounts payable under the indirect method is to present the net change in the operating activities section of the cash flow statement, irrespective of the original maturity of the borrowings. In addition, the initial acquisition of inventory will be included in operating activities section of the statement of cash flows.

•              All borrowings and repayments associated with purchases of new vehicles at non-General Motors dealerships that borrowed from GMAC from 2002 through March 2005 will be presented separately in financing activities.  Borrowings and repayments under this agreement should be shown separately, as our GMAC facility is not considered a demand instrument due to its 180-day termination provision.   In addition, the initial acquisition of inventory will be included in operating activities section of the statement of cash flows.

•              All borrowings and repayments associated with purchases of new vehicles at all non-Ford “family” dealerships that borrowed from FMCC and all non-DaimlerChrysler dealerships that borrowed from DCFS from 2002 through March 2005 may be presented net in financing activities; however, separate “gross” presentation would be permitted.  This activity may be shown net as both the FMCC and DCFS facilities have an original maturity of less than 90 days; however, the Company will present these borrowings and repayments gross so as to not create another line for net presentation in the financing activities section of our cash flow statements.  In addition, the initial acquisition of inventory will be included in operating activities section of the statement of cash flows.

•              All borrowings and repayments associated with purchases of new vehicles at all dealerships that borrowed from the syndicate will be presented separately in financing activities, as all activity is with a non-affiliate lender and the facility has an original maturity of greater than 90 days.  In addition, the initial acquisition of inventory will be included in the operating activities section of the statement of cash flows.

•              All borrowings and repayments from FMCC or DCFS associated with the purchase of used vehicles from 2002 through March 2005 may be presented net in financing activities (separate “gross” presentation would be permitted), with the initial acquisition of inventory included in the operating activities section of the statement of cash flows.  This activity may be shown net as these facilities had original maturities of less than 90 days; however, the Company will present these borrowings and repayments gross so as to not create another line for net presentation in the financing activities section of our statement of cash flows.

•              All borrowings and repayments from GMAC associated with the purchase of used vehicles from 2002 through March 2005 will be shown gross in financing activities as this facility has an original maturity of greater than 90 days.  In addition, the initial acquisition of inventory will be included in the operating activities section of the statement of cash flows.

•              All borrowings and repayments associated with the purchase of used vehicles borrowed from the syndicate should be presented separately in financing activities, as all activity is with a non-affiliate lender and the facility has an original maturity of greater than 90 days.  In addition, the initial acquisition of inventory will be included in the operating activities section of the statement of cash flows.

We are in the process of evaluating the amount of time that it will take in order to complete these restatements.  Our objective is to complete the restatements before filing our Form 10-K for the fiscal year ended December 31, 2005 on or before March 15, 2005.

In connection with the responses submitted herewith, we hereby acknowledge that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (212) 885-2521 or via facsimile at (212) 297-2651.

Sincerely,

/s/ J. Gordon Smith

J. Gordon Smith
Senior Vice President
and Chief Financial Officer